Exhibit 10.86

DOMINION TEXTILE INTERNATIONAL B.V.

AND

TEXTILE S.A.

AGREEMENT FOR THE SALE AND PURCHASE OF THE

INTERESTS IN KLOPMAN INTERNATIONAL S.R.L.,

KLOPMAN A.G., KLOPMAN GMBH, KLOPMAN ESPAÑA

S.A. AND INTERNATIONAL TEXTILE S.A. AND OF

CERTAIN TRADEMARK RIGHTS

THIS AGREEMENT is made on 8 July 2003

BETWEEN:

(a)	DOMINION TEXTILE INTERNATIONAL B.V., a company incorporated with limited liability under the laws of The Netherlands (registered at the Chamber of Commerce of Amsterdam under No. 33157183), whose registered office is at De Boelelaan, 7, Officia 1, 1083HJ Amsterdam, The Netherlands (the “Seller”); and

(b)	GALEY & LORD INC. a company incorporated under the laws of Delaware (IRS Employment/identification No. 56-1593207), whose registered office is at New York, 980 Avenue of the Americas, (the “Guarantor” and, together with the Seller, the “Guarantors”); and

(c)	TEXTILE S.A., a company incorporated in Luxembourg (registered no. B – 88.171), whose registered office is at 18, Rue de l’Eau – Luxembourg (the “Buyer”);

(hereinafter jointly referred to as the “Parties”)

WHEREAS

(A)	the Seller directly and indirectly owns an interest representing the entire (or, in the case of Klopman A.G. and International Textile S.A., substantially the entire) issued share capital of the following companies: (i) Klopman International S.r.l. (“Klopman International”), a company incorporated under the laws of Italy, with registered office in Frosinone, Italy, having a subscribed and paid-up share capital of € 36,234,000.00, registered with the Register of Enterprises of Frosinone and Tax Code No. 01668550609; (ii) Klopman A.G. (“Klopman AG”), a company incorporated under the laws of Switzerland, with registered office in Zug, having a subscribed and paid-up share capital equal to Swiss Francs 4,000,000, registered with the Register of Enterprises of Zug at No. CH-170.3.014.777-2; which also has a branch in Lille, France and a branch in the United Kingdom; (iii) Klopman GmbH (“Klopman GmbH”), a company incorporated under the laws of Germany, with registered office in Ratingen, having a subscribed and paid-up share capital of € 25,564.50, registered with the Register of Enterprises of Ratingen at No. HRB2138; (iv) Klopman España S.A. (“Klopman España”), a company incorporated under the laws of Spain, with registered office in Barcelona, having a subscribed and paid-up share capital of € 64,000.00, registered with the Register of Enterprises of Barcelona at VAT No. ESA08131294; and (v) International Textile S.A. (“Intex”), a company incorporated under the laws of Tunisia, with registered office in Monastir, having a subscribed and paid-up share capital equal to 1,320,000 Tunisian Dinars, registered with the Register of Enterprises of Tunisia at No. B1123151998 (hereinafter Klopman International, Klopman AG, Klopman GmbH, Klopman España and Intex or together the “Companies” and each a “Company”). The Seller also owns the Dominion Intellectual Property Rights (as defined below);

(B)	by letter dated 27 January 2003, the Seller has circulated to potential buyers an Information Memorandum prepared to assist in the evaluation of the business, prospects and value of the Companies, inviting such potential buyers to submit, based on such Memorandum, an expression of interest in the purchase of the Companies;

(C)	from 4 February 2003, the Buyer has conducted an overall investigation of the Companies by means of a due diligence carried out by its representatives and advisors (“Due Diligence”);

(D)	on the basis of the investigation mentioned above sub (C), on 14 March 2003, the Buyer has submitted a firm, unconditional and irrevocable binding offer to purchase the Companies and the Dominion Intellectual Property Rights (the “Binding Offer”);

(E)	following the Binding Offer, Deloitte and Touche have performed an accounting due diligence on the Reference Accounts (as defined below) and the Parties have entered into exclusive negotiations on the basis of an exclusivity letter dated 9 May 2003;

(F)	as a result of such exclusive negotiations, the Seller is willing to sell, and the Buyer is willing to buy the Interests (as defined below) in the Companies and the Dominion Intellectual Property Rights on the terms and conditions of this Agreement;

THE PARTIES AGREE as follows:

1.	INTERPRETATION

1.1	In addition to the terms defined in other sections of this Agreement or in the Schedules hereto, the following terms shall have the meanings set forth below for the purposes of this Agreement:

“Accounts” means the consolidated balance sheet and the consolidated profit and loss account for the financial year ended on the Last Accounting Date attached to this Agreement as Schedule 1, which were drawn-up in accordance with the principles set forth in the Italian Civil Code and in the Principi Contabili dei Dottori Commercialisti e dei Ragionieri; for clarity’s sake, the Accounts have been drafted on the basis of the financial statements of each of the Companies which were drawn up on the basis of local applicable accounting principles.

“Affiliate” means a Person Controlled by, Controlling or under common Control with the Person in question.

“Actuarial Appraisal” means the actuary appraisal as at 1 March 2003 made by Tim Sanson from HCME Customer Services Ltd. at the request of Klopman AG and reviewed by Deloitte and Touche at the request of the Buyer that determines the amount that needs to be restored to bring the pension fund established in July 1979 by the London Branch of Klopman AG for the benefit of its employees (the “Pension Fund”) to entirely meet its obligations on the basis of its ongoing funding requirements.

“Antitrust Clearance” means a decision, in whatever form by the relevant Antitrust Authority or the expiry of the applicable waiting period, unconditionally authorizing or not objecting to the transaction.

“Approval Order” means an order of the Bankruptcy Court authorizing and approving the transactions contemplated in this Agreement, including, but not limited to, the sale, transfer, and assignment of the Interests and the Dominion Intellectual Property Rights to the Buyer in accordance with the terms and conditions of this Agreement under Sections

105, 363 and 365 of the Bankruptcy Code and, upon the full and indefeasible payment of the Price by the Buyer, expressly excluding any claw-back right of the Seller with respect to any Interest and other assets of the Seller to be sold hereunder.

“ASI Litigation” means the disputes (whether pending or threatened) between Klopman International and the Consorzio per l’Area di Sviluppo Industriale della Provincia di Frosinone listed in the letter from Studio Legale Beltramo to Klopman International dated 20 February 2003 (the “Beltramo Letter”) attached hereto as Schedule 3.

“Bankruptcy Code” means Title 11 of the United States Code, 11 U.S.C., sections 101-1330 (as amended).

“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of New York.

“Business Day” means a day other than a Saturday or Sunday or public holiday in Italy, the Netherlands and the State of New York;

“Chapter 11 Petition” means the petition for protection under Chapter 11 of the Bankruptcy Code which the ultimate parent company of the Seller, Galey & Lord Inc., filed with the Bankruptcy Court in the United States on 19 February 2002;

“Claim” means a claim involving or relating to a breach of a Warranty;

“Completion” means completion of the sale and purchase of the Interests and the Dominion Intellectual Property Rights in accordance with Clause 5 of this Agreement;

“Completion Date” means ten Business Days after the date (not being later than the Final Term or the extended term, as the case may be) on which the last of the Conditions is satisfied or waived;

“Condition” means a condition set out in Clause 3.1 and “Conditions” means all those conditions;

“Confidentiality Agreement” means the confidentiality agreement signed by the Seller and the Buyer on 10 January 2003;

“Control”, “Controlled” and “Controlling” have the meaning provided by and must be interpreted pursuant to Article 2359 no.1 of the Italian Civil Code;

“Disclosure Letter” means the letter from the Seller to the Buyer in relation to the Warranties as at the Execution Date attached to this Agreement as Schedule 4;

“Dominion Intellectual Property Rights” means the intellectual property rights listed in Schedule 5 which are currently owned by the Seller and which shall be sold to the Buyer pursuant to this Agreement;

“Encumbrance” means a mortgage, charge, pledge, lien, third party right or other encumbrance or security interest;

“Environmental Site Assessment” shall mean the environmental site assessment (“Piano della Caratterizzazione”), which will be performed by Cosmari at the request of

Klopman International between the Execution Date and Completion, in compliance with ASTM E1527-00—“Standard Practise for Environmental Site Assessments: Phase I Environmental Site Assessment Process” and ASTM E1903-97—“Standard Guide for Environmental Site Assessments: Phase II Environmental Site Assessment Process” issued by ASTM (American Society for Testing and Materials), with the requirements of D.M. 471/99 and with sampling and analysis performed according to Italian national recommended practice;

“Execution Date” means the date on which this Agreement is executed by both Parties;

“Frosinone Plant” means the industrial site and building located in Frosinone, Località Mola dei Frati owned by Klopman International;

“Intellectual Property Rights” mean patents, trade marks, registered designs, trade, business and company names, internet domain names, know-how and inventions owned by any of the Companies;

“Interests” mean the interests in each of the Companies to be sold as described in Clause 2.1;

“Last Accounting Date” means 28 September 2002;

“Letter of Credit” means the letter of credit, in the form substantially equal to the draft letter of credit attached hereto as Schedule 6, issued by a primary bank, which the Seller will provide to ITA Newco at Completion as a guarantee to the Tax Liabilities. Between the Execution Date and Completion, the Seller shall be entitled to substitute the Letter of Credit with another analogous instrument of guarantee, provided that it obtains the Buyer’s consent to the substitution. The Buyer shall not unreasonably withhold or delay such consent;

“Loss” means any loss, liability or cost incurred as a consequence of a breach of this Agreement, including its Warranties;

“Material Adverse Effect” means an event which would prevent the Companies, taken as a whole, from carrying on their respective businesses or any material part thereof or which would be likely to cause losses, liabilities or costs of more than Euro 3,000,000 (three million);

“Person” means any individual, company, firm, general or limited partnership, joint venture, corporation, proprietorship, association, trust, governmental body, agency or institution of a government, or any other organization or entity, public or private;

“Price” means the aggregate purchase price, which has been offered by the Buyer and accepted by the Seller for the sale and purchase of the Interests and the Dominion Intellectual Property Rights, pursuant to Clause 2 hereof;

“Reference Accounts” means the consolidated balance sheet and the consolidated profit and loss account for the period after and excluding the Last Accounting Date to, and including, 29 March 2003 attached hereto as Schedule 2, which were drawn-up in accordance with the principles set forth in the Italian Civil Code and in the Principi

Contabili dei Dottori Commercialisti e dei Ragionieri; for clarity’s sake, the Reference Accounts have been drafted on the basis of the financial statements of each of the Companies which were drawn up on the basis of local applicable accounting principles;

“Sale Hearing” means a hearing before the Bankruptcy Court to consider the entry of the proposed Approval Order;

“Tax Amnesty” means the tax amnesty pursuant to Art. 9 of Law 27 December 2002, no. 289, as amended by Law 21 February 2003, no. 27 that Klopman International applied for in relation to income tax (from 1995/96 to 2000/01 inclusive) and VAT (from 1999 to 2001 inclusive).

“Tax Liabilities”, means any tax liability arising on Klopman International for the fiscal year 2002 and, limited to VAT liabilities, for the fiscal year 1998.

“Warranty” means a statement of the Seller contained in Clause 6 and Schedule 7 and “Warranties” means all those statements.

1.2	In this Agreement, a reference to:

1.2.1	a “Party” or to the “Parties” is a reference to a Party or to the Parties to this Agreement;

1.2.2	a “Clause”, “Paragraph” or “Schedule”, unless the context otherwise requires, is a reference to a clause or paragraph of, or schedule to, this Agreement.

1.3	The following terms are defined in other sections of this Agreement (a-part from those that are defined in the Schedules hereof):

“Bankruptcy Rules” are defined in Clause 10.1;

“Extended Term” is defined in Clause 3.1;

“Final Term” is defined in Clause 3.1;

“ITA Newco” is defined in Clause 2.2;

“Material Breach” is defined in Clause 3.2;

“Notice” is defined in Clause 15.1;

“Sum Recovered” is defined in Clause 7.11.2; and

“Transaction” is defined in Clause 4.2.

1.4	The headings in this Agreement do not affect its interpretation.

2.	SALE AND PURCHASE

2.1	The Seller agrees to sell the following Interests and the Dominion Intellectual Property Rights, which the Buyer agrees to buy, also on behalf of nominees controlled by it:

Company	Nominal value of the sold share capital	Percentage of the share capital
Klopman International S.r.l.	€ 36,234,000	100%

Klopman A.G.	Swiss Francs 4,000,000	99.6%

Klopman GmbH	€ 25,564.50	100%

Klopman España S.A.	€ 64,000	100%

International Textile S.A.	Tunisian Dinars 1,319,340 plus an amount equal to the increase of share capital resulting from the Seller’s contribution set forth in Clause 2.6 hereof	99,9%

2.2	At Completion the Seller, in consideration for full payment of the Price, shall transfer to the Buyer of:

Company	Nominal value of the sold share capital	Percentage of the share capital
Klopman A.G.	Swiss Francs 4,000,000	99.6%

Klopman GmbH	€ 25,564.50	100%

Klopman España S.A.	€ 64,000	100%

International Textile S.A.	Tunisian Dinars 1,319,340 plus an amount equal to the increase of share capital resulting from the Seller’s contribution set forth in Clause 2.6 hereof	99,9%

the Dominion Intellectual Property Rights

shall transfer to Textile Italia S.r.l., with registered office in Milan – Via San Paolo 7 (Registration code 03985530967) or to the other company controlled by the Buyer that shall be communicated in writing to the Seller pursuant to Article 1404 of the Italian Civil Code at least 5 Business Days prior to the Completion (either of them, “ITA Newco”):

Company	Nominal value of the sold share capital	Percentage of the share capital
Klopman International S.r.l.	€ 36,234,000	100%

In addition, the Seller shall procure the transfer to the persons that the Buyer shall communicate in writing to the Seller pursuant to Article 1404 of the Italian Civil Code at least 5 Business Days prior to the Completion of all the no. 6 shares of Intex (for a nominal value equal to 660 Tunisian Dinars) currently owned by persons other than the Seller, so that eventually the Buyer and the persons designated by it shall own in the aggregate 100% of the share capital of Intex. The price for the sale and transfer of such shares shall be deemed included in the Price and the Seller shall hold the Buyer and the persons designated by the Buyer as purchasers of such Intex shares free from any liabilities in respect to the payment of such Intex shares.

2.3	The Interests and the Dominion Intellectual Property Rights shall be transferred to the Buyer and ITA Newco free from all Encumbrances, options, equities and other third party rights of any other nature and together with all rights and entitlements relating thereto, including the right to receive dividends (whether declared, payable or otherwise) or other distributions as from 1 October 2002.

2.4	The total aggregate price for the acquisition of the Interests and the Dominion Intellectual Property Rights shall be an amount equal to Euro 24,084,643 and will not be subject to any adjustment except for as provided below in Clause 2.5.

The	Parties hereby acknowledge and agree to split the Price as follows

(a)	for the purchase of the Interests in Klopman International: Euro 21,813,000.00;

(b)	for the purchase of the Interests in Klopman AG:Euro 542,910.77;

(c)	for the purchase of the Interests in Klopman GmbH: Euro 542,910.77;

(d)	for the purchase of the Interests in Klopman España: Euro 542,910.77;

(e)	for the purchase of the Interests in Intex: Euro 542,910.77;

(f)	for the purchase of the Dominion Intellectual Property Rights: Euro 100,000.00.

For the sake of clarity, the Parties hereby acknowledge that the Price reflects and takes into account the amount that needs to be restored to bring the Pension Fund to entirely meet its obligations on the basis of its ongoing funding requirements.

2.5	Between Execution Date and Completion, Klopman International will undergo the Environmental Site Assessment, it being understood that during such time period each of the Parties, and any of their advisers or consultants, (i) is entitled to participate to the Environmental Site Assessment activities, and (ii) must be kept constantly informed by Klopman International of the progress of the Environmental Site Assessment and be provided with all documents and information concerning the same which it may reasonably request. To this end, the Seller shall procure that the company carrying out the Environmental Site Assessment and Klopman International shall provide reasonable co-operation to the Buyer.

2.5.1	The Seller shall use its best efforts to procure that (and the Buyer shall provide its cooperation so that) (i) the Environmental Site Assessment shall be completed, and the relevant report be delivered in its final form to Klopman International, by 15 July 2003; and the Seller shall procure that (ii) Klopman International shall deliver to the Buyer and the Seller a full copy of the Environmental Site Assessment report by and no later than 5 (five) Business Days after its delivery to Klopman International, together with a letter signed by the legal representative of Klopman International indicating (a) the actions that Klopman International intends to carry out in order to comply with the outcome of the Environmental Site Assessment, and (b) the estimated costs of such actions, based on the prudent judgement of the Companies’ management (altogether, the “Environmental Costs”).

2.5.2	If the Environmental Site Assessment finds that Klopman International is required to take actions which involve Environmental Costs (as determined by the management of Klopman International) which:

(a)	are less than Euro 100,000, then no Price adjustment will be made; or

(b)	exceed Euro 100,000 but are less than Euro 500,000, then the Buyer shall deduct an amount equal to 50% of the entire amount of the Environmental Costs from the Price payable at Completion; or

(c)	exceed Euro 500,000, then each of the Parties shall be entitled to terminate this Agreement in which case Clause 3.2 shall apply mutatis mutandis.

For the sake of clarity, the Parties hereby acknowledge and agree that no other remedy or actions in relation to any result or finding included in the Environmental Site Assessment is permitted and the Parties hereby expressly waive any such other potential remedy whatsoever in relation thereto.

2.6	The Parties agree that, on or before Completion, the Seller shall contribute in full its Euro 459,453 receivable to Intex in a manner to definitively increase Intex’s share capital by a corresponding amount.

3.	CONDITIONS TO COMPLETION

3.1	Completion is conditional on the satisfaction of the following Conditions on or before 19 September 2003 (the “Final Term”):

3.1.1	the Autorità Garante della Concorrenza e del Mercato and any foreign applicable anti-trust authority (the “Antitrust Authority”) having released the Antitrust Clearance. In this connection, the Buyer agrees to procure that full and accurate filings to the Antitrust Authorities are made, pursuant to applicable antitrust laws and regulations, with respect to the transactions contemplated hereby (the “Antitrust Filings”) as soon as practicable after the Execution Date and, in any event, within ten Business Days from the Execution Date or any other shorter term provided for by applicable antitrust laws or regulations, and to supply promptly any additional information and documentary material that may be requested by the relevant Antitrust Authority. In addition, the Parties acknowledge the importance that the Antitrust Clearance be obtained as soon as possible and therefore undertake as follows:

(i)	the Buyer shall keep the Seller constantly informed of the processing of the Antitrust Filings and provide the Seller with all the documents and information concerning the Antitrust Filings which the Seller may reasonably request, including the Antitrust Clearance; and

(ii)	the Seller shall provide the cooperation, and shall ensure that the Companies provide the cooperation, that the Buyer may reasonably request; and

(iii)	the Parties shall abstain from any action or omission which could, directly or indirectly, have the effect of delaying, impairing or impeding the receipt of the Antitrust Clearance;

3.1.2	the Bankruptcy Court having entered the Approval Order and, if and when so entered, the Seller having provided to the Buyer documentary evidence that the Approval Order was entered by the Bankruptcy Court;

3.1.3	the Seller having provided to the Buyer documentary evidence that the Environmental Site Assessment was completed;

3.1.4	the Seller having provided to the Buyer documentary evidence that the Company filed for the Tax Amnesty and paid any relevant instalment due in respect of the Tax Amnesty until such time;

3.1.5	the Seller having provided to the Buyer documentary evidence that the contribution in full of its Euro 459,453 receivable to Intex was validly and definitively completed and that it has been duly registered on Intex books and the relevant shares of Intex have been issued.

The Seller will have the right to extend the Final Term up to 31 October 2003 (the “Extended Term”), in the event that the delivery of the Approval Order or the Environmental Site Assessment report is delayed or in the event that it shall be so required in order to complete the increase of Intex share capital by the contribution of the Seller’s receivable as set forth in Clause 2.6 hereof or, in relation to Intex, to complete the transfer of the Interests as provided for in Clause 5.

3.2	The Buyer shall be entitled, by written notice to the Seller, to terminate this Agreement if at any time prior to Completion the Buyer becomes aware of an event or circumstance which constitutes a breach of any of the Warranties which would give rise to the Buyer being entitled under the Agreement to recover an amount in excess of Euro 3,000,000 (three million) (a “Material Breach”), whereupon the provisions of this Agreement (other than Clauses 1 (Interpretation); 11 (Announcements); 12 (Severability); 13 (Costs); 14 (General); 15 (Notices); 16 (Governing Law and Jurisdiction); 17 (Governing Language) and 18 (Counterparts)) shall cease to have effect.

3.3	The Seller undertakes to the Buyer to disclose to it in writing, immediately upon it becoming aware of the same, full details of any fact, matter, event or circumstance which constitutes or is likely to constitute a Material Breach.

3.4	Each of the Parties shall as soon as reasonably practicable notify the other Party in writing of any matter which may give rise to the Conditions not being fulfilled.

3.5	Without prejudice to the Buyer’s rights under Clause 3.2 hereof, if the Conditions have not been fulfilled by the Final Term or the Extended Term (as the case may be) neither the Seller nor the Buyer shall be obliged to complete the sale and purchase set forth in

Clause 2, provided that the unfulfilment of the relevant Condition may not be attributed to the conduct of the Party opposing Completion on such grounds, and none of the Parties shall have any further rights, liabilities, or obligations under this Agreement save in respect of Clauses 1 (Interpretation); 11 (Announcements); 12 (Severability); 13 (Costs); 14 (General); 15 (Notices); 16 (Governing Law and Jurisdiction); 17 (Governing Language) and 18 (Counterparts), which will continue in full force and effect.

4.	INTERIM MANAGEMENT

4.1	Except for all activities which are necessary with regard to Tax Amnesty and Environmental Site Assessment, and except as expressly contemplated by this Agreement or disclosed in the Disclosure Letter, or unless with the prior written consent of the Buyer (such consent not to be unreasonably withheld or delayed), the Seller, during the period between 30 March 2003 inclusive and the Completion Date, represents and agrees that and shall ensure the following:

4.1.1	each of the Companies’ business activities shall be conducted only in the ordinary and usual course of business and so as to maintain the same as going concerns;

4.1.2	no action shall be taken by the Seller, the Companies that may have a Material Adverse Effect on the business of the Companies taken as a whole;

4.1.3	no contracts unrelated to the usual course of business (including, but not limited to, licensing agreements, mortgages, pledges or joint venture agreements) shall be entered into, amended or terminated by any of the Companies;

4.1.4	no transaction, arrangement or agreement shall take place between any of the Companies and their Affiliates, except for transactions at arm’s length and consistent with past practice, nor any of the terms of any existing transaction, arrangement or agreement shall be varied;

4.1.5	no existing loans or credit agreements shall be amended or terminated at the option of the Seller and no action shall be taken that could detriment the net financial position of the Companies in excess of Euro 2,000,000 (two million);

4.1.6	no increase or reduction of the share capital, and no mergers or de-mergers, of any of the Companies shall be approved;

4.1.7	no dividends, reserves or other extraordinary dividends shall be resolved or paid out by any of the Companies;

4.1.8	no compensation or other benefit (including, without limitation, basic salary, pension contributions, pension benefit, bonuses, commissions and benefits in kind) to the directors and managers or external counsel of any of the Companies, other than those existing on the date hereof, shall be approved and no senior employee shall be engaged or dismissed (other than in circumstances justifying dismissal for just cause) or have his terms of employment materially altered and for the purposes of this clause, “senior employee” shall mean a single employee with a gross salary in excess of Euro 100,000 (Euro one hundred thousand) per annum;

4.1.9	no asset involving a capital expenditure in excess of Euro 1,000,000 (one million) shall be acquired or agreed to acquire or disposed or agreed to dispose of or leased or agreed to lease or licensed or agreed to licence by any of the Companies;

4.1.10	no litigation or arbitration proceedings shall be commenced other than in relation to debt collection in the ordinary course of business by any of the Companies;

4.1.11	no insurance policies shall be terminated or rendered void or voidable by any of the Companies;

4.1.12	no partnership, consortium, joint venture or any other incorporated association shall be formed or entered into by any of the Companies;

4.1.13	no charge, security, lien or encumbrance over any of the assets of the Companies shall be granted, created or allowed to arise other than in the ordinary course of business and in any case in excess of Euro 1,000,000 (one million),

4.1.14	no incorporation or liquidation of any subsidiary undertaking or intra-group transfer of assets (other than in the normal course of trading) or any share reorganisation shall be carried out or effected by any of the Companies; and

4.1.15	no material change in the nature or scope of the business of any of the Companies shall be made or permitted.

4.2	During the period between 30 March 2003 (inclusive) and the Completion Date, the Seller shall notify the Buyer of any transaction falling under the ambit of Clause 4.1, which any of the Companies intends to carry out (the “Transaction”) and of any other event otherwise falling under the ambit of Clause 4.1. Within five Business Days from the notification by the Seller, the Buyer shall have the right to object in writing to the Transaction. It is hereby agreed that if the Buyer does not notify its objection to the Transaction to the Seller within such five Business Day period, the Transaction shall be deemed approved.

5.	COMPLETION

5.1	Completion shall take place on the Completion Date or on such other date agreed in writing by the Parties at the offices of NCTM in Milan or in such other place agreed in writing by the Parties.

5.2	At Completion the Seller and the Buyer shall perform, directly or by way of proxy, all actions and formalities needed in order to:

5.2.1	transfer the Interests in favour of the Buyer and ITA Newco together with the relative share certificates;

5.2.2	transfer, also by execution of separate deeds of transfer suitable for registration in the relevant jurisdictions, the Dominion Intellectual Property Rights in favour of the Buyer.

5.3	At Completion the Seller shall deliver to the Buyer:

5.3.1	the valid resignations of all the directors of Klopman International and of Mr. Len Ferro as director of Klopman AG. The resignation letters shall include acknowledgement that each resigning director has no claims against each relevant Company for compensation, loss of office or otherwise;

5.3.2	all the statutory books (libro soci, libro verbali assemblee, libro verbali del consiglio di amministrazione, libro adunanze del collegio sindacale) of Klopman International; such books will also be made available by the Seller at the offices of Clifford Chance in Milan at least 3 (three) Business Days before Completion for verification by the Buyer;

5.3.3	in the event that the context shall so require or it shall be necessary, upon reasonable request of the Buyer, any other statutory book of the Companies; in such circumstance, such books will also be made available by the Seller at the offices of Clifford Chance in Milan at least 3 (three) Business Days before Completion for verification by the Buyer, provided that the Buyer shall require them at least 5 Business Days in advance; and

5.3.4	the Letter of Credit.

5.4	The Seller shall also use its best efforts in order to ensure that at Completion the internal auditors of Klopman International validly resign.

5.5	At Completion, the Seller shall ensure that the shareholders’ meetings of Klopman International are held at which the following matters are resolved:

5.5.1	the approval for registration in Klopman International’s shareholders’ book of the transfer of the Interests;

5.5.2	the appointment as directors of Klopman International of the persons that the Buyer shall indicate at least 3 Business Days prior to Completion; and

5.5.3	the appointment as “sindaci” of Klopman International, provided that the existing “sindaci” have resigned, of the persons that the Buyer shall indicate at least 3 Business Days prior to Completion.

5.6	At Completion, the Seller as directed by the Buyer shall comply with all formalities required in the place of incorporation of each Company (other than Klopman International) in order (i) to perfect the transfer of the Interests to the Buyer; and (ii) to enable the Buyer to perform all formalities to make the transfer validly opposable to each Company and any third parties.

5.7	At Completion the Buyer shall pay to the Seller the Price as follows: (i) as to Euro 22,284,000, by wire transfer of immediately available funds to such account as shall have been notified to the Buyer by the Seller, or as the Seller directs in writing at least three Business Days before the Completion Date; (ii) as to Euro 1,800,643, by the assumption by the Buyer in full of the CHF 2,800,000 debt of the Seller to Klopman AG, regardless of the applicable conversion rate at the date of Completion.

5.8	If in any respect the obligations of either party set out in this Clause 5 are not complied with on the Completion Date, the non-defaulting Party shall not be obliged to complete this Agreement and may (without prejudice to its rights under this Agreement):

5.8.1	defer Completion to a date not more than ten Business Days after that date; or

5.8.2	proceed to Completion as far as practicable; or

5.8.3	after the expiry of a 10 (ten) Business Days grace period, terminate this Agreement; or

5.8.4	waive all or any of the requirements contained in this Clauses 5 at its discretion by means of a notice to that effect in writing served on the other.

6.	REPRESENTATIONS AND WARRANTIES BY THE SELLER

6.1	Except as disclosed in this Agreement and in the Disclosure Letter, the Guarantors represent and warrant to the Buyer that the Warranties set forth in relation to each of the Companies and the Dominion Intellectual Property Rights in Schedule 7 to this Agreement are true and correct at the Execution Date. Subject to Clause 3 above, the Warranties in Schedule 7 shall also be true and correct on the Completion Date with reference to the situation existing as at such date. The Warranties shall also continue in full force and effect notwithstanding Completion in connection with the indemnification rights provided hereunder.

6.2	The Guarantors do not make any representations, give any warranties or undertake any commitments with reference to any of the Companies, their assets and businesses, the Interests, the Dominion Intellectual Property Rights, or in connection with any other matter relating to the transactions contemplated under this Agreement, other than those expressly given in this Agreement. Each Warranty shall be separate and independent and, save as expressly provided, shall not be limited by reference to any other Warranty.

7.	THE BUYER’S REMEDIES

7.1	The Guarantors’ obligation to indemnify

7.1.1	Subject to the conditions and limitations set forth below, the Guarantors agree to indemnify the Buyer against any Loss which is a direct consequence of the Guarantors’ breach of any of the Warranties. The Losses shall not include any indirect or consequential damages, it being understood that Losses shall only include the amount of any final and successful third party claim or cash disbursement made by, or in relation to, any of the Companies.

7.1.2	For the sake of clarity, the only exceptions to the Warranties shall be those set out in the Disclosure Letter, in this Agreement or in the Schedules hereto (excluding Schedule 7) or permitted under Clause 4 above.

7.1.3	Any indemnification due to the Buyer herein:

(a)	shall become payable only when the Buyer or the relevant Company has made a disbursement in relation to the Loss as a result of (i) a settlement authorized by the Seller pursuant to this Agreement, or (ii) an enforcement of a decision of a competent court; and

(b)	shall be paid in immediately available funds on the account that the Buyer shall timely communicate to the Seller on the date which is on or before 10 (ten) Business Days after the date on which the relevant Company or the Buyer has made a disbursement as set forth above.

7.2	Exclusive Remedy

The right to obtain indemnification pursuant to this Clause 7 shall exclude any other right, action, remedy, claim or means of protection available to the Buyer in relation to the Guarantors’ breach of the Warranties.

7.3	Limitations on Quantum

7.3.1	The Guarantors are not liable in respect of any Claim pursuant to any Warranty set out in Schedule 7 until:

(a)	the amount that would otherwise be recoverable from the Guarantors under this Clause 7 in respect of the Claim exceeds € 15,000 (fifteen thousand); and

(b)	the amount that would otherwise be recoverable from the Guarantors under this Clause 7 in respect of that Claim (excluding any amounts in respect of a Claim for which the Seller has no liability because of paragraph (a) above), when aggregated with any other amount or amounts recoverable in respect of such other Claim, exceeds € 300,000 (three hundred thousand), in which case the Guarantors shall be liable for the excess amount only.

7.3.2	The Guarantors’ total liability in respect of all Claims is limited to € 2,500,000 (two million and five hundred thousand).

7.4	Time Limits for Bringing Claims

7.4.1	The Guarantor are not liable in respect of a Claim unless the Buyer has given the Guarantors written notice of the Claim, stating in detail the nature of the Claim and the amount claimed:

(a)	within five calendar years from the Completion Date in respect of any claim under a Warranty contained in paragraph 4 and 9 of Schedule 7; and

(b)	within 21 calendar months from the Completion Date in respect of any other claim pursuant to any Warranty in Schedule 7 except for paragraph 4 and 9.

7.4.2	Notwithstanding the above, the Guarantors shall be liable also beyond the above time limits until final adjudication of any proceedings concerning the pending ASI Litigations listed in the Beltramo Letter.

7.5	Specific Limitations

7.5.1	The Guarantors are not liable in respect of a Claim:

(a)	to the extent that the matter giving rise to the Claim is an amount for which the Buyer or any of the Companies have already recovered the claimed amount from a person other than the Guarantors whether under a provision of applicable law, insurance policy or otherwise howsoever;

(b)	to the extent that the matter giving rise to the Claim was taken into account in computing the amount of a specific allowance, provision or reserve in the Accounts, or in the Reference Accounts, or was specifically referred to in the Accounts or in the Reference Accounts or in the notes thereto;

(c)	to the extent of the amount by which a provision against liabilities included in the Accounts or in the Reference Accounts is overstated because the risk against which it was posted did not materialize and is definitively excluded that it may materialize; or

(d)	to the extent that the matter giving rise to the Claim is a tax liability of any of the Companies arising because such Company’s assets are more than, or its liabilities are less than the amount stated in the Accounts or in the Reference Accounts or were taken into account in computing the provision for tax in the Accounts or in the Reference Accounts; or

(e)	to the extent of the amount of any supervening assets or credits (such as an understatement of assets or an overstatement of liabilities or provisions or reserves, without prejudice to paragraph (c) above) not reflected in the Accounts or in the Reference Accounts to the extent that such supervening asset or credit is in available cash or capable of being promptly converted into cash.

7.6	Notification and conduct of Claims

7.6.1	If the Buyer becomes aware of a matter which might give rise to a Claim:

(a)	the Buyer shall promptly give written notice to the Guarantors of the matter, together with reasonable details of the nature of the Claim and a bona fide estimate of any alleged loss and shall consult the Guarantors with respect to the matter;

(b)	the Buyer will provide the Guarantors and its advisers full access to premises and personnel and to relevant assets, documents and records (in a manner an timing that will not determine a material detriment to the normal activity of the Companies) for the purposes of investigating the relevant Claim and enabling the Guarantors to take appropriate action in order to mitigate their liability;

(c)	the Buyer shall take any action and institute any proceedings, and give any information and assistance, as the Guarantors may reasonably request to:

(i)	avoid, dispute, resist, appeal, compromise, defend, remedy or mitigate the matter;

(ii)	enforce against third parties any of the Buyer’s rights in relation to the matter; and

(iii)	in connection with proceedings related to the matter against third parties, if the Seller so requests, allow the Guarantors the exclusive right to conduct the proceedings;

provided that the Guarantors shall timely anticipate to the Buyer and to the relevant Company, as directed by the Buyer, any and all amounts payable in respect of such actions and proceedings, together with all reasonable costs that might be incurred as a result of a request or nomination by the Guarantors;

7.6.2	the Buyer shall not admit liability in respect of, or compromise or settle, the matter, and shall not pay any amount in respect of a Claim, without the prior written consent of the Guarantors (not to be unreasonably withheld or delayed), unless it would have a Material Adverse Effect on the Companies, in which case the Buyer shall consult with the Guarantors as to the alternative actions to be taken, and shall provide all reasonable cooperation, to protect the interest of the Guarantors.

7.6.3	If, during the period in which the Warranties and obligations of the Guarantors are valid and enforceable in accordance with this Agreement, there are newly enacted provisions of law which would allow the relevant Company to proceed with an amnesty or an alternative dispute resolution procedure in the field of taxation, administrative matters, social security or exchange control, including amnesties for real estate and building law violations, then the Buyer shall consult with the Guarantors and, if so required by any of the Guarantors, shall procure that the relevant Company shall take advantage of the benefits arising from the intervening legislation, provided that the Guarantors shall timely provide to the relevant Company, as directed by the Buyer, any and all amounts payable under the new legislation based on the amnesty or alternative dispute resolution procedure.

7.7	Any act or omission by the Buyer or any of the Companies in breach of the foregoing provisions of this Clause 7 shall result in the Guarantors being discharged from its obligations to indemnify the Buyer in respect of the Claim.

7.8	No failure to exercise, and no delay in exercising on the part of the Buyer any right or remedy in respect of any Warranty pursuant to this Agreement shall operate as a waiver of such right, remedy or Warranty nor shall a single or partial exercise of such right or remedy preclude the exercise of such or any other right or remedy.

7.9	As long as the Seller and the Guarantor shall be included in the same group of companies, the Seller and Guarantor and the Buyer hereby acknowledge and agree that the Guarantor shall be the sole representative of the Seller and the Guarantor for all notifications and communications and decisions due or allowed hereunder. Thereafter, in the event of conflict between the instructions given to the Buyer by the Seller and the Guarantor, the Seller and the Buyer hereby acknowledge and agree that the instructions given by the Guarantor shall prevail.

7.10	Determination of Loss

7.10.1	In assessing any damages or other amounts recoverable for a Claim there shall be taken into account any corresponding savings by, or net benefit to, the Buyer.

7.10.2	In particular, any amount due by the Guarantors pursuant to this Clause 7 shall be reduced by an amount equal to tax benefit enjoyed or the present value of the benefit to be enjoyed by the relevant Company or the Buyer as a consequence of its suffering the Loss which is the subject of the Claim and increased by an amount equal to the increase of taxes payable by the relevant Company or by the Buyer as a consequence of receiving any indemnity pursuant to a Claim hereunder.

7.11	Recovery From a Third Party

7.11.1	If the Guarantors have paid or pay an amount in respect of a Claim and the Buyer subsequently recovers or becomes entitled to recover from a third party an amount which is referable to the matter giving rise to the Claim:

(a)	the Buyer shall immediately notify the Guarantors and, if relevant, shall ensure that the relevant Company shall take such action as the Guarantors may reasonably require to enforce the recovery against the third party in question;

(b)	if the Guarantors have already paid an amount in satisfaction of a Claim and the amount paid by the Guarantors in respect of the Claim is more than the Sum Recovered (as defined below), the Buyer shall immediately pay to the Guarantors the Sum Recovered;

(c)	if the Guarantors have already paid an amount in satisfaction of a Claim and the amount paid by the Guarantors in respect of the Claim is less than or equal to the Sum Recovered, the Buyer shall immediately pay to the Seller an amount equal to the amount paid by the Guarantors; and

(d)	if the Guarantors have not already paid an amount in satisfaction of a Claim, the amount of the Claim for which the Guarantors would have been liable shall be reduced by and to the extent of the Sum Recovered.

7.11.2	For the purposes of this Clause 7.11.2, “Sum Recovered” means an amount equal to the total of the amount recovered from the other person plus any interest in respect of the amount recovered from the person less all reasonable costs incurred by the Buyer in recovering the amount from the person.

7.12	Provision of Information

If at any time after the date of this Agreement the Guarantors wants to insure against their liabilities in respect of Claims, the Buyer shall provide any information as a prospective insurer may reasonably require before effecting the insurance.

7.13	Preservation of Information

The Buyer shall preserve all documents, records, correspondence, accounts and other information whatsoever relevant to a matter which may give rise to a Claim and shall provide to the Guarantors copy of such documents upon their request.

8.	REPRESENTATIONS, WARRANTIES AND INDEMNITIES BY THE BUYER

8.1	Representations and warranties

The Buyer warrants to the Seller that each Warranty set out in Schedule 8 is true, accurate and not misleading at the date of this Agreement and shall also be true and correct on the Completion Date with reference to the situation existing on such date.

9.	INDEMNIFICATION

9.1	Indemnification by the Guarantors

Without prejudice and subject to the limitations of Clause 7 above, and to the extent that the relevant loss cannot be off set with any available provision, reserve or allowance Accounts or in the Reference Accounts, the Guarantors agree to indemnify the Buyer against and to hold the Buyer harmless from any Loss which the Buyer or any Company may suffer or incur, together with all costs and expenses (including legal fees and together with any applicable VAT), by reason of breach of any Warranty given by the Guarantors hereunder.

In addition to the above, and always without prejudice and subject to the limitations of Clause 7 above, the Guarantors agree to indemnify the Buyer in respect of any Loss directly deriving to Klopman International from the ASI Litigation and arising from any judgment, order, decree, arbitral award or decision of a competent court, tribunal, arbitrator or any other authority or from settlement of the relevant proceeding, the aforementioned limited to the aggregate excess of the liabilities with respect to (i) the amount provided for the ASI Litigation in the Reference Accounts, and (ii) any other available specific provision, reserve or allowance provided for in the Reference Accounts, provided that the risk against which it was posted did not materialize and is definitively excluded that it may materialize.

9.2	Indemnification by the Buyer

The Buyer hereby agrees fully to indemnify the Seller against any loss, liability, damage or cost deriving from any breach of the Buyer’s warranties set out in Schedule 8. The Buyer’s warranties set out in Schedule 8 shall expire on the first anniversary of the Completion Date and, in any event, no claim may be brought by the Seller thereafter, except that they shall continue until final adjudication of any proceedings issued and served by the Seller against the Buyer prior to the expiration of such period.

The Buyer shall not however be liable pursuant to any Warranty set out in Schedule 8 in respect of any claim whose amount would otherwise be recoverable from the Buyer under this Clause 9.2 that does not exceed € 15,000 (fifteen thousand), until the aggregate amount of such claims and of any other amount or amounts recoverable in respect of other claims exceeds € 300,000 (three hundred thousand), in which case the Buyer shall be liable for the excess amount only up to a maximum amount of € 2,500,000 (two million and five hundred thousand).

10.	FURTHER ACKNOWLEDGEMENTS AND COVENANTS

10.1	The Seller represents, and the Buyer acknowledges, that the Seller is an Affiliate of the Galey & Lord group of companies and that Galey & Lord Inc. and certain of its U.S. Affiliates filed the Chapter 11 Petitions with the Bankruptcy Court on 19 February 2002. In particular, the Seller represents and the Buyer acknowledges that the transactions contemplated by this Agreement are subject to the approval of the Bankruptcy Court, and that no party to this agreement shall have any obligations or liabilities to any other party if, for any reason, such approval is not granted by the Bankruptcy Court. In addition, the Seller represents and the Buyer acknowledges that such transactions may be expressly subject, under the Bankruptcy Code and/or the Bankruptcy Rules (as defined below), to the Bankruptcy Court’s imposing or otherwise requiring a competitive bidding process with respect to such transactions. In this regard, the Seller fully commits to act in this transaction, provided that it complies with the applicable rules, procedures, and requirements, so as to obtain the Bankruptcy Court’s approval of the transaction through a direct sale of the Companies rather than through a competitive bidding procedure with respect thereto. The Buyer, as may be reasonably requested or required by the Seller, fully commits to act in this transaction so as to enable Galey & Lord Inc. and its Affiliates to comply (as the Seller may deem reasonably necessary or appropriate) in all respects with the rules, requirements, and procedures of the Bankruptcy Court, the Bankruptcy Code and the United States Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”).

11.	ANNOUNCEMENTS

11.1	Subject to Clause 11.2 below, neither Party may, before or after Completion, make or send a public announcement, communication or circular concerning the transactions referred to herein unless it has first obtained the other Party’s written consent, which may not be unreasonably withheld or delayed.

11.2	Clause 11.1 does not apply to a public announcement, notice or motion filed in the Bankruptcy Court, communication, or circular that is, in the opinion of the Seller, required or requested by, advisable or appropriate under (as is applicable) the Bankruptcy Code, the Bankruptcy Rules, the Bankruptcy Court, any other applicable laws and regulations, a rule of a listing authority by which either Party or its respective Affiliates’ shares are listed or traded, or a governmental authority or other authority with relevant powers to which either Party or its respective Affiliates are subject or submits, whether or not the requirement has the force of law; provided that such public announcement, notice or motion filed in the Bankruptcy Court, communication, or circular shall, so far as is practicable, be made after consultation with the other Party and after taking into account the reasonable requirements of the other Party as to its timing, content, publication or delivery (as applicable), provided that the Buyer may not withhold its consent to the Seller or any of the Seller’s Affiliates (as applicable) filing any notice or motion in the Bankruptcy Court that the Seller, in its sole discretion, deems necessary, advisable, or appropriate under the rules, requirements or procedures of the Bankruptcy Code and the Bankruptcy Rules.

11.3	In the event that Completion does not occur for any reason whatsoever, this Agreement and any information provided by either Party to the other or relating to any of the Companies or the Dominion Intellectual Property Rights and the matters contemplated herein shall be kept confidential as provided for in the Confidentiality Agreement which shall remain in full force and effect.

12.	SEVERABILITY

12.1	Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition and unenforceable without invalidating the remaining provisions hereof. However, the Parties hereby undertake to use their best efforts to agree on substitute provisions which, while valid, will achieve as closely as possible the same economic effects as the invalid provisions.

13.	COSTS

13.1	Except where this Agreement or the relevant document provides otherwise, each Party shall pay its own costs relating to the negotiation, preparation, execution and performance by it of this Agreement and of each document referred to herein.

13.2	Any registration tax and stamp duty, together with the fees of any public notary required for the professional services to be rendered by him in relation to this Agreement, shall be borne by the Buyer.

14.	GENERAL

14.1	Any Amendment of this Agreement is valid only if it is in writing and signed by or on behalf of each Party.

14.2	The failure to exercise or any delay in exercising a right or remedy provided by this Agreement or by law does not impair or constitute a waiver of the right or remedy or an impairment of or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Agreement or by law prevents further exercise of the right or remedy or the exercise of another right or remedy.

14.3	This Agreement and each document referred herein constitute the entire agreement and supersede any previous agreement between the Parties relating to the subject matter of this Agreement.

15.	NOTICES

15.1	A notice or other communication under or in connection with this Agreement (a “Notice”) shall be:

15.1.1	in writing;

15.1.2	in the English language; and

15.1.3	sent by registered mail, anticipated by fax or e-mail, to the Party due to receive the Notice to the following address:

Party	Dominion Textile International	Galey & Lord Inc.	Textile S.A.

Address	Officia 1 De Boelelaan 7 1083 HJ Amsterdam The Netherlands	980, Avenue of the Americas, New York	C/o NCTM – Studio Legale Associato – Via Agnello 12 – 20121 Milano Italia

email	Piet.vanderlinden@wxs.nl	lferro@gnl.com	filippo.cesaris@nctm.it andrea.bernardi@nctm.it

Facsimile No.	+31.206442144	+1.3366653113	+39 0272551501

Marked for the attention of	Pieter van der Linden	Leonard Ferro	Filippo Cesaris and Andrea Bernardi

15.2	Unless there is evidence that it was received earlier or later, a Notice is deemed given four Business Days after posting it by fax or e-mail, when confirmation of its receipt has been recorded by the sender’s fax machine or e-mail and provided that transmission is followed by registered mail.

16.	GOVERNING LAW AND JURISDICTION

16.1	This Agreement is governed by Italian law.

16.2	The Court of Milan will have exclusive jurisdiction over all disputes which may arise between the Parties, out of, or in connection with this Agreement or for breach thereof.

17.	GOVERNING LANGUAGE

17.1	This Agreement is drawn up in the English language. If this Agreement is translated into another language, the English language text prevails.

18.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which when executed and delivered is an original and all of which together evidence the same agreement.

EXECUTED by the Parties:

Signed by

Len Ferro

Pieter van der Linden

duly authorised representative of Dominion Textile International B.V.

Signed by Andres Bernardi	)

a duly authorised	)

representative of/for	)

and on behalf of	)

Textile S.A.

Signed by

Len Ferro

a duly authorised representative of Galey & Lord, Inc. in connection with its obligations as Guarantor hereunder